UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

BANCOLOMBIA S.A. ANNOUNCES THE AUTHORIZATION TO TRANSFER THE ASSETS, LIABILITIES AND CONTRACTS OF SUFINANCIAMENTO S.A. TO BANCOLOMBIA S.A.

Medellín, Colombia, February 26, 2010

Bancolombia announces that, pursuant to resolution N° 0419 issued on February 25, 2010, the Colombian Superintendency of Finance authorized the transfer by Sufinanciamiento S.A. Compañía de Financiamiento Comercial of more than 25% of its assets, liabilities and contracts different from those generated by its alliance with Almacenes Exito in its credit card business (the “Transaction”) to its parent company, Bancolombia.

The Transaction aims to consolidate and optimize the corporate model of Grupo Bancolombia, while allowing Sufinaciamiento S.A. to concentrate on the development of its Tarjeta Exito business line.

The Transaction will not have a significant effect on the consolidated financial statements of Bancolombia, as Bancolombia currently owns directly and indirectly 99.99% of Sufi’s outstanding capital stock.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 26, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance